Exhibit 99.62

PROTECH ANNOUNCES EXECUTION OF LOI TO ACQUIRE A PROFITABLE LEADING SUPPLIER OF RESPIRATORY THERAPY PRODUCTS AND SERVICES IN THE SOUTHEASTERN U.S.

TARGET HAS $13 MILLION IN ANNUALIZED REVENUES, WOULD EXPAND PROTECH’S OPERATING FOOTPRINT IN THE SOUTHEAST WITH 5 NEW LOCATIONS, INCLUDING SEVERAL NEW MARKET AND WOULD INCREASE ACTIVE PATIENT COUNT BY MORE THAN 15,000

Cincinnati, Ohio – September 8, 2020 – Protech Home Medical Corp. (“Protech” or the “Company”) (TSXV: PTQ), (OTCQX: PTQQF), a U.S. based leader in the home medical equipment industry, focused on end-to-end respiratory care, is very pleased to announce it has executed a non-binding letter of intent (the “LOI”) today to acquire an arm’s length private respiratory care company in the Southeastern United States reporting unaudited trailing 12-month annual revenues of approximately $13 million, significant adjusted EBITDA, and positive net income.

Acquisition Details

The target company has been a leader in the respiratory home care services industry in the Southeastern United States for over 15 years. The target would significantly enhance Protech’s presence in the Southeast with 5 new locations, including adding several new markets, and would increase Protech’s active patient count by over 15,000. The target has a strong management team, that will continue to be apart of the Protech family post-closing, along with an exceptionally strong professional team that is continually updated in the latest in respiratory technology through attendance at national seminars, participation in factory training programs, and in-house education. Additionally, the target is highly concentrated on sleep therapy with a very strong re-supply business, which Protech intends to significantly expand post-closing. The target offers superior service through their dedicated patient care and education team, as well as their sleep therapy specialists. Like Protech, the target offers high-quality service, equipment, and supplies with a strategic focus on their sleep business and resupply program. Moreover, the target has a successful Oxygen Therapy program led by attention to patient education and compliance. Finally, the target has great diversification amongst referral sources, and a very strong and diversified payor base resulting in long recurring revenue cycles which fit hand in hand with Protech’s business model. The target does not have any, thus Protech will not assume any, long term debt.

According to the LOI, Protech expects to close the acquisition for cash at a reasonable multiple that would immediately be accretive to Protech’s EBITDA and net income. Closing of the acquisition is subject to final due diligence, final negotiation and execution of a definitive purchase agreement and all necessary approvals and is expected to occur within the next 45 days.

The acquisition is expected to increase Protech’s annual revenues by approximately $13 million. Leveraging existing infrastructure, Protech expects to achieve additional revenue generated from organic growth, cross selling and corporate synergies.

“We are extremely excited to have executed an LOI to add a Southeastern based leader in respiratory care to the Protech family,” said Greg Crawford, Chairman and CEO of Protech. “The acquisition would immediately accelerate our scale in the Southeast region with the addition of 15,000 active patients, 5 new locations, and would add a new and exciting market for us. This acquisition would be immediately accretive to Protech’s EBITDA, overall profitability and would add $13 million to the top-line which would put us closer to our next stated goal of $125 million in run-rate revenue. Post-closing, we also see a significant opportunity to increase the targets current re-supply business and will use our operational expertise, leveraging our first-rate infrastructure to achieve profit growth through our integration platform. I am pleased to report that our acquisition pipeline continues to be robust and we expect to remain extremely active on the M&A front as we close out 2020, with a particular focus on increasing scale through market penetration in our existing markets and by adding new markets into the system.”

Chief Financial Officer, Hardik Mehta added, “Our focus continues to be on larger accretive transactions which further our goal of creating scale within our organization at an accelerated pace, and this acquisition reflects this strategy. This target is a prime example of our ability to execute on our stated long-term vision for Protech and we look forward to a potential closing on this exciting respiratory care company that strategically assists us in further penetrating the Southeast region. As always, we will work diligently to integrate the business onto the Protech platform and are excited to welcome the targets management team to Protech. We expect to be busy on the acquisition front, and look forward to updating shareholders on our progress as appropriate.”

Additional information will be released by the Company as it occurs. There can be no assurance that any acquisitions (including the particular acquisition contemplated herein) will be completed as proposed or at all or the timing of any acquisitions.

ABOUT PROTECH HOME MEDICAL CORP.

The Company provides in-home monitoring and disease management services including end-to-end respiratory solutions for patients in the United States healthcare market. It seeks to continue to expand its offerings to include the management of several chronic disease states focusing on patients with heart or pulmonary disease, sleep disorders, reduced mobility and other chronic health conditions. The primary business objective of the Company is to create shareholder value by offering a broader range of services to patients in need of in-home monitoring and chronic disease management. The Company’s organic growth strategy is to increase annual revenue per patient by offering multiple services to the same patient, consolidating the patient’s services and making life easier for the patient.

Forward-Looking Statements

Certain statements contained in this press release constitute "forward-looking information" as such term is defined in applicable Canadian securities legislation. The words "may", "would", "could", "should", "potential", "will", "seek", "intend", "plan", "anticipate", "believe", "estimate", "expect" and similar expressions as they relate to the Company, including: the acquisition increasing Protech’s active patient count by over 15,000; Protech intending to significantly expand the target’s re-supply business post-closing; closing of the acquisition within the next 45 days; the acquisition increasing Protech’s annual revenues by approximately $13 million; Protech expecting to achieve additional revenue generated from organic growth, cross selling and corporate synergies; Protech’s post- closing plans for the target; and Protech expecting to remain extremely active on the M&A front, including in the balance of 2020; are intended to identify forward-looking information. All statements other than statements of historical fact may be forward-looking information. Such statements reflect the Company's current views and intentions with respect to future events, and current information available to the Company, and are subject to certain risks, uncertainties and assumptions, including: receipt of all necessary approvals for the acquisition; the Company successfully completing the negotiation and execution of a definitive purchase agreement and all closing conditions being waived or satisfied in a timely manner; the financial performance of the target post-closing performing similar to its pre-closing performance; and the Company successfully identified, negotiating and completing additional acquisitions, including accretive acquisitions. Many factors could cause the actual results, performance or achievements that may be expressed or implied by such forward-looking information to vary from those described herein should one or more of these risks or uncertainties materialize. Examples of such risk factors include, without limitation: credit; market (including equity, commodity, foreign exchange and interest rate); liquidity; operational (including technology and infrastructure); reputational; insurance; strategic; regulatory; legal; environmental; capital adequacy; the general business and economic conditions in the regions in which the Company operates; the ability of the Company to execute on key priorities, including the successful completion of acquisitions, business retention, and strategic plans and to attract, develop and retain key executives; difficulty integrating newly acquired businesses; the ability to implement business strategies and pursue business opportunities; low profit market segments; disruptions in or attacks (including cyber-attacks) on the Company's information technology, internet, network access or other voice or data communications systems or services; the evolution of various types of fraud or other criminal behavior to which the Company is exposed; the failure of third parties to comply with their obligations to the Company or its affiliates; the impact of new and changes to, or application of, current laws and regulations; decline of reimbursement rates; dependence on few payors; possible new drug discoveries; a novel business model; dependence on key suppliers; granting of permits and licenses in a highly regulated business; the overall difficult litigation environment, including in the U.S.; increased competition; changes in foreign currency rates; increased funding costs and market volatility due to market illiquidity and competition for funding; the availability of funds and resources to pursue operations; critical accounting estimates and changes to accounting standards, policies, and methods used by the Company; the occurrence of natural and unnatural catastrophic events and claims resulting from such events; and risks related to COVID-19 including various recommendations, orders and measures of governmental authorities to try to limit the pandemic, including travel restrictions, border closures, non-essential business closures, quarantines, self-isolations, shelters-in-place and social distancing, disruptions to markets, economic activity, financing, supply chains and sales channels, and a deterioration of general economic conditions including a possible national or global recession; as well as those risk factors discussed or referred to in the Company’s disclosure documents filed with the securities regulatory authorities in certain provinces of Canada and available at www.sedar.com. Should any factor affect the Company in an unexpected manner, or should assumptions underlying the forward-looking information prove incorrect, the actual results or events may differ materially from the results or events predicted. Any such forward-looking information is expressly qualified in its entirety by this cautionary statement. Moreover, the Company does not assume responsibility for the accuracy or completeness of such forward-looking information. The forward-looking information included in this press release is made as of the date of this press release and the Company undertakes no obligation to publicly update or revise any forward-looking information, other than as required by applicable law.

Unless otherwise specified, all dollar amounts in this press release are expressed in Canadian dollars.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

For further information please visit our website at www.protechhomemedical.com, or contact:

Cole Stevens

VP of Corporate Development

Protech Home Medical Corp.

859-300-6455

cole.stevens@myphm.com

Gregory Crawford

Chief Executive Officer

Protech Home Medical Corp.

859-300-6455

investorinfo@myphm.com